SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2007

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Exact name of Registrant as specified in its charter)
Klybeckstrasse 141
4002 Basel
Switzerland
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑  Form 40-F ☐
     (Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)
Yes ☐   No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b))

CIBA SPECIALTY CHEMICALS HOLDING INC.

On March 8, 2007, Ciba Specialty Chemicals Holding Inc., a stock corporation organized under the laws of Switzerland, issued a News Release regarding the outcome of its annual general meeting of 2007. A copy of the News Release is attached as Exhibit 99.1 and incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	News Release, dated March 8, 2007 of Ciba Specialty Chemicals Holding Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc.
(Registrant)

Date	March 9, 2007	By	/s/ Max Dettwiler	/s/ Daniel Petitpierre
			Max Dettwiler Head Taxes, Corporate Law & Insurance	Daniel Petitpierre Head Corporate Law